UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of August 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated August 10, 2018 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated:	August 10, 2018

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

MARKET UNCERTAINTY REFLECTED IN JULY SALES

	July 2018	Change year-on-year	Jan-July 2018	Change year-on-year

Jaguar Land Rover	36,144	(21.6)%	354,363	(2.4)%
Jaguar	10,992	(15.2)%	105,047	(2.9)%
Land Rover	25,152	(24.0)%	249,316	(2.2)%

 Whitley, UK, August 10, 2018 - Jaguar Land Rover today reported total retail sales of 36,144 vehicles in July 2018, down 21.6% year on year, primarily reflecting transitional issues in certain markets.

Retails for July were down in China (46.9%), reflecting continued market volatility in the first month of the duty change as well as trade tensions. Sales were also down in Europe (26.5%) and the UK (18.3%), impacted by the industry-wide issue of delays in WLTP certification of 2019 model year vehicles. Jaguar Land Rover has made good progress however and all its vehicles are certified or expected to be shortly. Retail sales were also down in North America (9.5%), resulting from softer industry volumes (down more than 3%) combined with foregoing some higher discounted business and later timing for new model year launches this year compared to a year ago. Sales in Overseas markets were up 8.6%.

Jaguar Land Rover continues to expect sales growth for the full year with its strongest product line-up ever and new products to support growth. These include the Range Rover Velar, the Jaguar E-PACE, the refreshed Ranger Rover and Range Rover Sport with a plug-in hybrid electric (PHEV) option and the Jaguar XEL longwheelbase in China, while sales of the exciting electric Jaguar I-PACE have started with a strong order book in excess of six months.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

"We have had challenges to navigate in key markets this month. Despite that we have lots of reasons to be positive. After some short delays because of the transfer to WLTP emissions regulations we are now well-placed in the premium market. We anticipate the impact of this transfer will be short-lived.

"We are also adapting to the impact of tariff changes in the Chinese market. While this could strengthen demand, the trade conflict with the USA has a negative effect on automotive buyers' confidence and transaction prices in China. Also the US car market has recently shown signs of softening.

"We remain positive and confident in our award-winning product line-up. The new E-PACE, our sporty compact SUV, is boosting sales for Jaguar. It's about to go on sale in China and we're expecting success there too. The electric Jaguar I-PACE, which has impressed the world's media, is now starting deliveries.

"Demand for Land Rover is also encouraging. Despite market challenges, the Range Rover Velar and newly revised Range Rover and Range Rover Sport models, including the new plug-in hybrid versions, are winning new customers around the world."

For July Jaguar retail sales were 10,992 and Land Rover retail sales were 25,152 vehicles, down 15.2% and 24.0% respectively on the same month last year.

Jaguar Land Rover total retail sales for the first seven months of 2018 calendar year were 354,363, down 2.4% compared to the same period a year ago.

ENDS.

About Jaguar Land Rover

Jaguar Land Rover is the UK's largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world's leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world's premier luxury sports saloon and sports car marques.

We employ more than 44,000 people globally and support around 260,000 more through our retailer network, suppliers and local businesses. Manufacturing is centred in the UK, with additional plants in China, Brazil, Austria and Slovakia.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2017 Jaguar Land Rover sold 621,109 vehicles in 130 countries, with more than 80 per cent of our vehicles being sold abroad.

Our innovation is continuous: we will spend in the region of GBP4.5 billion this year on new product creation and capital expenditure.

From 2020 all new Jaguar Land Rover vehicles will be electrified, giving our customers even more choice. We will introduce a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer ultra-clean petrol and diesel engines.

For more information, please visit www.newsroom.jaguarlandrover.com or contact:

Joan Chesney; M: +44(0) 7467 448229; E: jchesney@jaguarlandrover.com

Natasha Kaur; M: +44 (0) 7469 021100; E: nkaur6@jaquarlandrover.com

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.